UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 5, 2023, C3is Inc. (the “Company”) completed a registered public offering (the “Offering”) of (a) 350,000 units, each unit consisting of one common share, par value $0.01 per share (a “Common Share”), of the Company and one Class A Warrant (a “Class A Warrant”) to purchase one Common Share at an exercise price of $1.05 per Common Share and (b) 4,415,000 units, each unit consisting of one pre-funded warrant to purchase a Common Share at an exercise price of $0.01 per Common Share and one Class A Warrant.

The aggregate gross proceeds to the Company from the Offering, before placement agent fees and estimated expenses payable by the Company, were approximately $5 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Placement Agency Agreement dated June 30, 2023, between the Company and Maxim Group LLC.

Attached to this report on Form 6-K as Exhibit 1.2 is a copy of the Securities Purchase Agreement dated June 30, 2023, between the Company and the investor signatory thereto.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Warrant Agency Agreement, dated July 5, 2023, between the Company and Equiniti Trust Company, LLC.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the Class A Warrant.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the Pre-funded Warrant.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated June 30, 2023 titled “C3is Inc. Announces Pricing of $5 Million Public Offering”.

As of July 5, 2023, after the exercise of 1,841,000 pre-funded warrants, 5,373,932 Common Shares were issued and outstanding, as well as pre-funded warrants to purchase 2,574,000 Common Shares at an exercise price of $0.01 per share and Class A Warrants to purchase up to 4,765,000 Common Shares at an exercise price of $1.05 per share, and 600,000 Series A Convertible Preferred Shares.

EXHIBIT INDEX

1.1	Placement Agency Agreement, dated June 30, 2023, by and between the Company and Maxim Group LLC

1.2	Securities Purchase Agreement, dated June 30, 2023, by and between the Company and the investor signatory thereto

4.1	Warrant Agency Agreement, dated July 5, 2023, between the Company and Equiniti Trust Company, LLC

4.2	Form of Class A Warrant

4.3	Form of Pre-funded Warrant

99.1	Press Release, dated June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2023

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

3